RM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ODESSA GOLD CORP.

BOX 2. INSIDER DATA 12g 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 08 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WILSON

GIVEN NAMES: RICHARD

NO. STREET APT: PH #8 - 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

SUPPL

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	97333									97333	1	
WARRANTS	116667									116667	2	MERCAP INV.
COMMON	446374									446374	2	SEE REMARKS
COMMON	186100	27	08	02	10		8500	.15				
		27	08	02	10		8500	.15				

ATTACHMENT: YES ☐ NO ☒

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

02 SEP 18 AM 1:56

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RICK WILSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 09 02

BCSC 55-102F6 Rev. 2001 / 8 / 23

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE